Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended March 31, 2022

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2022	Year ended March 31, 2022	Quarter ended March 31, 2021
Total income from operations (net)	209,682	797,475	163,340
Net Profit / (Loss) before tax and exceptional items	37,324	151,275	37,496
Net Profit / (Loss) before tax but after exceptional items	37,324	151,275	37,496
Net Profit / (Loss) after tax and exceptional items	30,925	122,329	29,741
Total Comprehensive Income after tax	35,396	133,929	29,125
Equity Share Capital	10,964	10,964	10,958
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Statement of Financial Position	647,194	647,194	542,137
Earnings Per Share (of ₹ 2/- each) Basic: Diluted:	5.64 5.63	22.35 22.29	5.39 5.38

[1]

Balance for the three months and year ended March 31, 2022 represent balances as per the audited interim condensed statement of financial position for the year ended March 31, 2022 and balance for the three months ended March 31, 2021 represent balances as per the audited interim condensed statement of financial position for the year ended March 31, 2021, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2022 have been approved by the Board of Directors of the Company at its meeting held on April 29, 2022. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended March 31, 2022	Year ended March 31, 2022	Quarter ended March 31, 2021
Total income from operations (net)	208,607	793,120	162,454
Net Profit / (Loss) before tax and exceptional items	37,324	151,408	37,499
Net Profit / (Loss) before tax but after exceptional items	37,324	151,408	37,499
Net Profit / (Loss) after tax and exceptional items	30,925	122,434	29,743
Total Comprehensive Income after tax	35,317	133,886	29,120
Equity Share Capital	10,964	10,964	10,958

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Balance Sheet	643,066	643,066	538,052
Earnings Per Share (of ₹ 2/- each) Basic: Diluted:	5.64 5.63	22.37 22.31	5.39 5.38

[1]

Balance for the three months and year ended March 31, 2022 represent balances as per the audited interim condensed consolidated balance sheet for the year ended March 31, 2022 and balance for the three months ended March 31, 2021 represent balances as per the audited interim condensed consolidated balance sheet for the year ended March 31, 2021, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results (under Ind AS) of the Company for the three months and year ended March 31, 2022 have been approved by the Board of Directors of the Company at its meeting held on April 29, 2022. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended March 31, 2022	Year ended March 31, 2022	Quarter ended March 31, 2021
Total income from operations (net)	155,856	595,744	132,600
Net Profit / (Loss) before tax and exceptional items	60,895	152,642	36,814
Net Profit / (Loss) before tax but after exceptional items	60,895	152,642	36,814
Net Profit / (Loss) after tax and exceptional items	54,788	121,353	30,130
Total Comprehensive Income after tax	54,076	119,866	30,353

The audited standalone financial results (under Ind AS) of the Company for the three months and year ended March 31, 2022 have been approved by the Board of Directors of the Company at its meeting held on April 29, 2022. The statutory auditors have expressed an unmodified audit opinion.

Note:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com).

By Order of the Board,

For Wipro Limited

Place: Bengaluru	Rishad A. Premji

Date: April 29, 2022	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054